SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 6, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations (SEP)

Company Oversight Department 1 (GEA-1)

Re: Official Letter 181/2023/CVM/SEP/GEA-1 - Braskem - Request for clarification on the media report

Dear Sirs,

We refer to Official Letter 181/2023/CVM/SEP/GEA-1 ("Official Letter"), dated June 5, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to the news report published in the O Estado de São Paulo news in the Business section entitled: "Apollo and the Abu Dhabi state-owned company reaffirms the offer for Btraskem”, informing the following:

An executive team from Adnoc, Abu Dhabi's state-owned oil company, and the American private equity fund Apollo came to Brazil to reaffirm the offer made for the petrochemical company Braskem, which involves about US$ 7.2 billion (about R$ 35.7 billion).

On the last May 30, the executives in charge of the negotiations met with Petrobras and, on May 31, with Novonor's creditor banks. Novonor, formerly Odebrecht, controls Braskem together with Petrobras, another partner in the petrochemical company.

2. In view of the above, we request a statement from the Company about the veracity of the report, especially as the possible existence of direct or indirect negotiations of Adnoc executives with Novonor about the proposal for Braskem and also provide any other information deemed important on the subject.”

In this regard, Braskem reinforces that it is not conducting any negotiations from its shareholders Novonor and Petrobras (“Shareholders”) regarding the sale of its equity interest, and for this reason, it has questioned Novonor, which has informed the following:

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“In response to the requested clarifications, Novonor informs that, since our last manifestations and until the present moment, it has not received any proposal from potentially interested parties that implies material or binding evolution in the discussions it has been holding with the 05 (five) Banks holding the Fiduciary Alienation of its indirect equity interest in Braskem S.A, and also it has not met with Apollo/ADNOC representatives in Brazil last week.

We remain at your disposal for any further clarifications.”

Regarding Petrobras, the Company informs that on June 1, 2023, it released a notice to the market about the news published in the media on May 31, 2023, under the title “Conversations to Braskem acquisition” regarding the Petrobras' equity interest, informing that it requested clarification to Petrobras about such news, which published the following notice to the market:

“Rio de Janeiro, June 1, 2023 - Petróleo Brasileiro S.A. – Petrobras, regarding the pieces of news released in the media, confirms that it met with executives from the Apollo fund and Adnoc, in which occasion it discussed Petrobras' position in the Brazilian petrochemical sector, which is currently under analysis as part of the preparation of its Strategic Plan 2024-28.

The company reaffirms that it is not conducting any sale transaction structuring in the private market and that no decision has been made by the Executive Board or the Board of Directors in relation to the process of divesting or increasing its stake in Braskem.

In this sense, the company clarifies that decisions about investments and divestments are based on careful analyses and technical studies, in compliance with governance practices and the applicable internal procedures.

Facts deemed relevant on the subject will be timely disclosed to the market.”

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, June 6, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.